UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Empire Resorts, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

292052 10 7

(CUSIP Number)

Louis R. Cappelli
c/o Cappelli Enterprises, Inc.
115 Stevens Avenue
Valhalla, NY 10595
Attention: Louis R. Cappelli

With a copy to:

Herrick, Feinstein LLP
2 Park Avenue
New York, NY 10016
Attention: Louis Goldberg, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 19, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 292052 10 7

1.	Name of Reporting Persons: Louis R. Cappelli

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds: AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

United States

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 5,374,512 shares (1)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 5,374,512 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,374,512 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 13.16% (2)

14.	Type of Reporting Person (See Instructions): IN

(1) Includes (i) 811,030 shares of Common Stock purchased by LRC Acquisition LLC (“LRC”) on April 29, 2008 pursuant to that certain Stock Purchase Agreement dated as of March 31, 2008, made by and between Empire Resorts, Inc. (“Empire”) and LRC, as amended by Amendment No. 1 to Stock Purchase Agreement dated April 28, 2008, made by and between Empire and LRC, as further amended by Amendment No. 2 to Stock Purchase Agreement, dated as of June 26, 2008, made by and between Empire and LRC (as amended, the “Stock Purchase Agreement”); (ii) 1,174,512 shares of Common Stock distributed to Cappelli Resorts LLC (“Cappelli Resorts”) by Concord Associates, L.P. (“Concord”), effective as of May 1, 2008; (iii) 811,030 shares of Common Stock purchased by LRC on June 2, 2008 pursuant to the Stock Purchase Agreement; (iv) 811,030 shares of Common Stock purchased by LRC on June 30, 2008 pursuant to the Stock Purchase Agreement; and (v) 1,766,910 shares of Common Stock purchased by LRC on July 31, 2008 pursuant to the Stock Purchase Agreement. Louis R. Cappelli is the sole member and the managing member of LRC. Louis R. Cappelli is also the managing member of Cappelli Resorts and Cappelli Resorts II, LLC. Through his ownership interest in Cappelli Resorts and Cappelli Resorts II, LLC, Louis R. Cappelli owns a controlling interest in Concord.

(2) Based upon a total of 40,842,149 shares of Common Stock which consists of (i) 34,037,961 shares of Common Stock outstanding as of August 13, 2009 as reported in Empire’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008 and (ii) 6,804,188 additional shares of Common Stock issued on August 19, 2008 as reported in a Form 8-K filed by Empire on August 19, 2009.

CUSIP No. 292052 10 7

1.	Name of Reporting Persons: LRC Acquisition LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds: WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

New York

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 4,200,000 shares (1)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 4,200,000 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,200,000 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 10.28% (2)

14.	Type of Reporting Person (See Instructions): OO

(1) Includes (i) 811,030 shares of Common Stock purchased by LRC Acquisition LLC (“LRC”) on April 29, 2008 pursuant to that certain Stock Purchase Agreement dated as of March 31, 2008, made by and between Empire Resorts, Inc. (“Empire”) and LRC, as amended by Amendment No. 1 to Stock Purchase Agreement dated April 28, 2008, made by and between Empire and LRC, as further amended by Amendment No. 2 to Stock Purchase Agreement, dated as of June 26, 2008, made by and between Empire and LRC (as amended, the “Stock Purchase Agreement”); (ii) 811,030 shares of Common Stock purchased by LRC on June 2, 2008 pursuant to the Stock Purchase Agreement; (iii) 811,030 shares of Common Stock purchased by LRC on June 30, 2008 pursuant to the Stock Purchase Agreement; and (iv) 1,766,910 shares of Common Stock purchased by LRC on July 31, 2008 pursuant to the Stock Purchase Agreement.

(2) Based upon a total of 40,842,149 shares of Common Stock which consists of (i) 34,037,961 shares of Common Stock outstanding as of August 13, 2009 as reported in Empire’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008 and (ii) 6,804,188 additional shares of Common Stock issued on August 19, 2008 as reported in a Form 8-K filed by Empire on August 19, 2009.

CUSIP No. 292052 10 7

1.	Name of Reporting Persons: Cappelli Resorts LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds: WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

New York

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 1,174,512 shares (1)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 1,174,512 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,174,512 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.88% (2)

14.	Type of Reporting Person (See Instructions): OO

(1) Includes 1,174,512 shares of Common Stock distributed to Cappelli Resorts LLC (“Cappelli Resorts”) by Concord Associates, L.P. (“Concord”), effective as of May 1, 2008. Louis R. Cappelli is the managing member of Cappelli Resorts and Cappelli Resorts II, LLC. Through his ownership interest in Cappelli Resorts and Cappelli Resorts II, LLC, Louis R. Cappelli also owns a controlling interest in Concord.

(2) Based upon a total of 40,842,149 shares of Common Stock which consists of (i) 34,037,961 shares of Common Stock outstanding as of August 13, 2009 as reported in Empire’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008 and (ii) 6,804,188 additional shares of Common Stock issued on August 19, 2008 as reported in a Form 8-K filed by Empire on August 19, 2009.

This Amendment No. 10 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on April 10, 2008 by Louis R. Cappelli in connection with the common stock of Empire Resorts, Inc (the “Original 13D”), as amended by Amendment No. 1 to Schedule 13D, effective as of May 1, 2008, by Louis R. Cappelli and LRC Acquisition LLC, as further amended by Amendment No. 2 to Schedule 13D, effective as of May 16, 2008, by Louis R. Cappelli, LRC Acquisition LLC and Cappelli Resorts LLC, as further amended by Amendment No. 3 to Schedule 13D, effective as of June 5, 2008, by Louis R. Cappelli, LRC Acquisition LLC and Cappelli Resorts LLC, as further amended by Amendment No. 4 to Schedule 13D, effective as of July 3, 2008, by Louis R. Cappelli, LRC Acquisition LLC and Cappelli Resorts LLC, as further amended by Amendment No. 5 to Schedule 13D, effective as of August 4, 2008, by Louis R. Cappelli, LRC Acquisition LLC and Cappelli Resorts LLC, as further amended by Amendment No. 6 to Schedule 13D, effective as of August 22, 2008, by Louis R. Cappelli, LRC Acquisition LLC and Cappelli Resorts LLC, as further amended by Amendment No. 7 to Schedule 13D, effective as of December 31, 2008, by Louis R. Cappelli, LRC Acquisition LLC and Cappelli Resorts LLC, as further amended by Amendment No. 8 to Schedule 13D, effective as of February 5, 2009, by Louis R. Cappelli, LRC Acquisition LLC and Cappelli Resorts LLC, as further amended by Amendment No. 9 to Schedule 13D, effective as of March 25, 2009, by Louis R. Cappelli, LRC Acquisition LLC and Cappelli Resorts LLC (the Original Schedule 13D, as amended, the “Schedule 13D”). Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction

               Item 4 of the Schedule 13D is hereby amended by deleting in its entirety the last paragraph thereof and inserting in its place the following:

               Concurrently with the execution of that certain Investment Agreement, dated as of August 19, 2009, entered into by and among Empire and Kien Haut Realty III Limited (the “Investment Agreement”), as a condition and inducement to Kien Haut Realty III Limited’s willingness to enter into such Investment Agreement, Louis R. Cappelli, along with certain other stockholders in Empire, entered into a Stockholder Voting Agreement (the “Voting Agreement”), pursuant to which Louis Cappelli and such other stockholders agreed, among other things, to vote all of the shares of voting capital stock of Empire that such stockholders own in favor of the proposals to be recommended by Empire at the special meeting of stockholders to be held to approve the transactions contemplated by the Investment Agreement and other related matters.

               The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, a copy of which is filed herewith as Exhibit 14 and is incorporated herein by reference.

               In addition, on August 12, 2009, Bruce M. Berg resigned from his position as a director of Empire, effective immediately.

               The Reporting Persons intend continuously to review their rights and options with respect to the 2009 Agreement, the Voting Agreement, the shares of Common Stock and other debt and equity securities of Empire in light of all existing circumstances, including without limitation, market conditions, regulatory environment, business factors and other circumstances existing from time to time. The Reporting Persons will take such actions in the future as they may deem appropriate in light of all existing circumstances, which actions may include, without limitation, the sale of shares of Common Stock pursuant to a registration statement filed pursuant to a demand for registration made under the Option Agreement or otherwise, or the purchasing of debt or equity securities of Empire in the open market or through privately negotiated transactions. Any of such future actions may include one or more of the actions specified in paragraphs (a) through (j) of Item 4 of this Schedule 13D:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)

Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

               Paragraph (a) of Item 5 of the Schedule 13D is hereby deleted in its entirety and replaced by the following:

(a)

Cappelli has an indirect ownership interest in an aggregate of 5,374,512 shares representing approximately 13.16% of Empire’s Common Stock (based upon a total of 40,842,149 shares of Common Stock which consists of (i) 34,037,961 shares of Common Stock outstanding as of August 13, 2009 as reported in Empire’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008 and (ii) 6,804,188 additional shares of Common Stock issued on August 19, 2008 as reported in a Form 8-K filed by Empire on August 19, 2009). The 5,374,512 shares consist of (i) the 811,030 shares of Common Stock purchased by LRC on April 29, 2008, (ii) the 1,174,512 shares of Common Stock distributed to Cappelli Resorts LLC by Concord, effective as of May 1, 2008, (iii) the 811,030 shares of Common Stock purchased by LRC on June 2, 2008, (iv) the 811,030 shares of Common Stock purchased by LRC on June 30, 2008 and (v) the 1,766,910 shares of Common Stock purchased by LRC on July 31, 2008.

LRC has a direct ownership interest in 4,200,000 shares representing approximately 10.28% of Empire’s Common Stock (based upon a total of 40,842,149 shares of Common Stock which consists of (i) 34,037,961 shares of Common Stock outstanding as of August 13, 2009 as reported in Empire’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008 and (ii) 6,804,188 additional shares of Common Stock issued on August 19, 2008 as reported in a Form 8-K filed by Empire on August 19, 2009).

Cappelli Resorts has a direct ownership interest in 1,174,512 shares representing approximately 2.88% of Empire’s Common Stock (based upon a total of 40,842,149 shares of Common Stock which consists of (i) 34,037,961 shares of Common Stock outstanding as of August 13, 2009 as reported in Empire’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008 and (ii) 6,804,188 additional shares of Common Stock issued on August 19, 2008 as reported in a Form 8-K filed by Empire on August 19, 2009).

As a result of the Voting Agreement described in Item 4 above, each of the Reporting Persons may be deemed to constitute a “group”, within the meaning of Section 13(d)(3) of the Act, with the other parties to the Voting Agreement. As a result, the Reporting Persons may be deemed to own any shares of Common Stock that are beneficially owned by such other parties as described in reports filed, or that may be filed, by such other parties.

Each of the Reporting Persons hereby disclaims beneficial ownership of any shares of Common Stock that may be beneficially owned by any other party to the Voting Agreement (other than Louis Cappelli) and their respective affiliates. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person or any of its affiliates has an obligation to file this Schedule 13D or is a member of a “group” within the meaning of Section 13(d)(3) of the Act.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

               Item 6 of the Schedule 13D is hereby supplemented by the following:

5.

Stockholder Voting Agreement, dated as of August 19, 2009, entered into by and among Empire, Kien Huat Realty III Limited, Louis R. Cappelli and certain other stockholders of Empire Resorts, Inc. party thereto (for a more detailed description of the Stockholder Voting Agreement, see Item 4 of this Schedule 13D).

Item 7.	Material to be Filed as Exhibits

               Item 7 of the Schedule 13D is hereby supplemented by the following:

Exhibit 14.

Stockholder Voting Agreement, dated as of August 19, 2009, entered into by and among Empire, Kien Huat Realty III Limited, Louis R. Cappelli and certain other stockholders of Empire Resorts, Inc. party thereto (incorporated by reference to Exhibit 10.3 to Empire’s Form 8-K filed with the SEC on August 19, 2009)

SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2009

/s/ Louis R. Cappelli

LOUIS R. CAPPELLI

LRC ACQUISITION LLC

By:	/s/ Louis R. Cappelli

Louis R. Cappelli, Managing Member

CAPPELLI RESORTS LLC

By:	/s/ Louis R. Cappelli

Louis R. Cappelli, Managing Member